StratCap Securities, LLC

(SEC I.D. No. 8-68338)

Statement of Financial Condition

As of and for the year ended December 31, 2024

StratCap Securities, LLC
Index
December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS

FORM X-17A-5

PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 AND ENDING 12/31/2024
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: StratCap Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

660 Steamboat Road
(No. and Street)

Greenwich	NY	06830
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

James Condon	657-3830-9648	jcondon@stratcap.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

BDO USA, PC
(Name – if individual, state last, first, and middle name)

200 Park Avensue, 38th Flooe	New York	NY	10166
(Address)	(City)	(State)	(Zip Code)
10/08/2003		243	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Condon, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of StratCap Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ______________________

Title: CEO

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

NOEL I MELLIZA
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6441847
Qualified in Westchester County
Commission Expires 10/03/2026



Tel: 212-885-8000
Fax: 212-697-1299
www.bdo.com

BDO
200 Park Avenue
New York, NY 10166
USA

Report of Independent Registered Public Accounting Firm

The Member
StratCap Securities, LLC
Greenwich, Connecticut

Opinion on Financial Statement

We have audited the accompanying statement of financial condition of StratCap Securities, LLC (the "Company") as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

Emphasis of Matter

As discussed in Note 1 to the financial statement, the Company has incurred losses during the year and expects to generate operating losses for the foreseeable future. As such, the Company is reliant upon capital support from its Member to fund operations.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

BDO USA, P.C.

We have served as the Company's auditor since 2016.

New York, New York

April 16, 2025

StratCap Securities, LLC
Statement of Financial Condition
As of December 31, 2024

(Dollars in 000's)

Assets

Cash	$	423
Fees and commissions receivable		12
Prepaid expenses and other assets		25
Total assets	$	460

Liabilities and Member's Capital

Accounts payable and accrued expenses	$	178
Total liabilities		178

Commitments and contingencies

Member's Capital		282
Total liabilities and member's capital	$	460

The accompanying notes are an integral part of the financial statements.

(Dollars in 000's)

1. Organization of the Company

StratCap Securities, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company was organized as a limited liability company under the laws of the State of Delaware on March 31, 2009, and commenced operations as a FINRA limited purpose broker-dealer on September 28, 2010. The Company had a single member, Carter Validus Securities Holdings, LLC ("CVSH"), which was owned by StratCap, LLC ("StratCap" or the "Member"). In 2019, CVSH merged with StratCap.

On August 29, 2014, StratCap was acquired by RCS Capital Corporation ("RCAP"). On January 29, 2016, StratCap and its subsidiaries were sold to Validus/Strategic Capital, LLC, the indirect members of which are substantially similar to the indirect members prior to the sale to RCAP.

On September 4, 2024, StratCap was acquired HMC USA Holdings LLC a wholly owned subsidiary of HMC Capital Management ("HMC" ASX code) a listed asset management company on the Australian stock exchange.

The Company is a dealer-manager for public non-traded real estate investment trusts ("REITs"), for a public, non-traded business development company ("BDC"), and for public, non-traded limited liability companies ("LLCs") (collectively referred to as the "Non-Traded Product Sponsors"). The Company also serves as an agent for private placements of securities issued by nonpublic collective investment vehicles that are excluded from the definition of "investment company" under the Investment Company Act of 1940.

Liquidity

As reported in the financial statements, the Company has incurred losses during the reporting period and expects to generate operating losses for the foreseeable future. As such, the Company is reliant upon capital support from the Member to fund operations. The Member has agreed to provide, or cause to be provided, the necessary financial support to fund operations for at least one year after the financial statements are issued.

Risks and Uncertainties

Management continues to evaluate the impact of the ongoing conflict between Israel-Hamas, Russia and Ukraine, and resulting market volatility and has concluded that while it is reasonably possible that these events could have a negative effect on the Company's financial position and results of its operations, the specific impact is not readily determinable as of the date of these financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

2. Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements have been prepared in conformity with Generally Accepted Accounting Principles in the United States of America ("U.S. GAAP"), which includes industry practices.

(Dollars in 000's)

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Accordingly, actual results could differ from those estimates, and those differences could be material.

Cash

The Company maintains all its operating cash with two major Federal Deposit Insurance Corporation ("FDIC") commercial bank financial institutions. The Company had certain cash balances as of December 31, 2024, that were in excess of the FDIC insured limits. The Company has never experienced any losses related to these balances.

Commissions, Dealer Manager and Marketing Fees Receivable

Commissions, dealer manager and marketing fees receivable primarily consist of commission, dealer manager and distribution fees from the sale of the Non-Traded Product Sponsors.

Allowance For Credit Losses

The allowance for credit losses on financial assets reflects management's estimate of credit losses over the remaining expected life of such assets. The determination of the credit allowance is based on an evaluation of each of the financial assets, including general economic conditions and estimated collectability. The Company evaluates the collectability based on a combination of credit quality indicators, including, but not limited to, payment status, historical charge-offs, and financial strength of the creditor. A financial asset is considered to have deteriorated in credit quality when, based on current information and events, it is probable that the Company will be unable to collect all amounts due. As of December 31, 2024, the Company recorded no allowance for credit losses. To the extent assumptions used by management do not prevail, loss experience could be materially different.

Prepaid Expenses and Other Assets

Prepaid expenses and other assets consist primarily of prepaid insurance and regulatory fees.

Property and Equipment, Net

Property and equipment are recorded at cost, net of accumulated depreciation and/or amortization. Major betterments are capitalized while routine repairs and maintenance are charged to expense as incurred. Computer hardware and software are depreciated on a straight-line basis over their estimated useful lives which range from three to seven years (See Note 4).

Impairment of Long-Lived Assets

The Company reviews the carrying values of its long-lived assets for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The carrying amount of a long-lived asset is considered impaired when anticipated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount.

Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less cost to sell. For the year ended December 31, 2024, no impairments of long-lived assets were recorded.

(Dollars in 000's)

Commissions and Marketing Fees Payable to Broker-Dealers

The Company pays commissions and marketing fees to broker-dealers in connection with the distribution and sale of shares or units of the Non-Traded Product Sponsors. The Company pays marketing fees to certain retail broker-dealers for marketing services provided by such broker-dealers. As of December 31, 2024, there was approximately $17 recorded for commissions and marketing fees payable to broker-dealers. These amounts are recorded in accounts payable and accrued expenses on the accompanying statement of financial condition.

Accrued Compensation and Benefits

Accrued compensation and benefits of $25 primarily consist of payroll, commissions, accrued vacation and bonuses due to employees of the Company. The accrued commissions are a function of sales volume and are paid to our external wholesalers, internal sales force and sales management personnel. These amounts are recorded in accounts payable and accrued expenses on the accompanying statement of financial condition. As of December 31, 2024, the Company had no payable due from or to StratCap.

Income Taxes

The Company is a limited liability company that elected to be treated as a partnership for federal and state income tax purposes. Under the laws pertaining to income taxation of limited liability companies that elect to be treated as a partnership, no federal income tax is paid by the Company as an entity. The Member reports on its federal and state income tax returns its share of income, gains, losses, deductions, and credits, whether or not any actual distribution is made to such member during a taxable year. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

The Company follows accounting policies under the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes*, regarding how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. Management has analyzed the Company's tax positions taken in all potential open tax years and has concluded that as of December 31, 2024, there are no positions which would call into question the Company's tax-exempt status. As such, the Company does not have an accrual for uncertain tax positions. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in interest expense. For the year ended December 31, 2024, the Company did not incur interest expense or penalties.

Concentrations

Approximately 99% of total revenue generated by the Company during the year ended December 31, 2024 was from the sale of units for SWIF II.

3. Net Capital Requirements

The Company, as a registered broker and dealer in securities, is subject to the Uniform Net Capital Rule 15c3-1 of the Securities and Exchange Commission (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company has elected to use the alternative method of computing net capital, which requires the maintenance of minimum net capital of the greater of $250 or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Broker and Dealers.

(Dollars in 000's)

As of December 31, 2024, the Company had net capital of $256 which was $6 in excess of its required minimum net capital of $250.

4. Property and Equipment, net

Property and equipment, net as of December 31, 2024, are as follows:

Computer equipment and software	$	75
Less: accumulated depreciation and amortization		(75)
Property and equipment, net	$	-

5. Related-Party Transactions

In accordance with the Management Services Agreement entered between the Company and StratCap, the Company receives administrative services, including, but not limited to, personnel and related employment costs, sales management, marketing, product development and financial and accounting support.

Additionally, under the same Management Services Agreement, StratCap provides the Company office space. StratCap allocates a portion of the lease costs to the Company based on the Company's utilization of space.

For the year ended December 31, 2024, StratCap paid other expenses such as audit fees, FINRA fees and legal fees on behalf of the Company. During 2024, the Company paid salaries and benefits expenses and the Member forgave certain account receivables and payables between the company and its affiliates, resulting in a non-cash distribution. As of December 31, 2024, the Company had no receivable due from or to StratCap.

6. Segment Reporting

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance. The Company conducts its business activities and reports financial results as a single reportable segment, which is comprised of raising capital for private placements in various asset management entities. Using the management approach, qualitative and quantitative criteria established by ASC 280, the Company is considered to be a single reportable segment. The Company has identified its Chief Executive Officer as Chief Operating Decision Maker ("CODM") who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The nature of business and accounting policies of the private placements segment are the same as described in the organization and nature of business and summary of significant accounting policies.

7. Defined Contribution Plan

The Company sponsors a 401(k) defined contribution plan (the "Plan") that is made available to employees of the Company. Eligible participants may contribute up to the maximum amounts established by the United States Internal Revenue Service. As of December 31, 2024, the Company did not match contributions.

(Dollars in 000's)

8. Commitments and Contingencies

In the normal course of business, the Company is involved in various claims, securities regulatory audits and investigative or enforcement matters and other legal proceedings. These matters are not expected to have a material adverse effect on the Company's financial statements.

9. Regulatory Requirements

Information Relating to Possession or Control Requirements and the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities Exchange Commission
The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 15c3-3 and will file the Exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities to engaging in public offering of unlisted REITs and acting as a wholesaler/distributor to other FINRA members and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers, and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception. In addition, the Company does not prepare a Computation for Determination of Reserve Requirements.

10. Subsequent Events

The Company has evaluated subsequent events through April 16, 2025, which is the date that the financial statements were issued. There were no significant subsequent events that would require adjustments to or disclosure in the financial statements.